UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	30 September 2024 – “Proposed purchase alongside Pfizer offering”

99.1

Haleon plc: Proposed off-market purchase alongside Pfizer Inc. offering

30 September 2024: Haleon plc (the "Company" or "Haleon") (LSE/NYSE: HLN) notes the announcement today by Pfizer Inc. ("Pfizer") of its proposed offering of ordinary shares of £0.01 each in the Company to institutional investors by way of an accelerated bookbuild offering process (the "Proposed Offering").

Haleon has agreed with Pfizer to make an off-market purchase of approximately £230 million worth of ordinary shares from Pfizer, subject to completion of the Proposed Offering. The purchase price per ordinary share to be paid by Haleon in the off-market purchase will be equal to the offering price per ordinary share in the Proposed Offering.

The off-market purchase includes approximately £114.6 million worth of ordinary shares, which represents the remainder of the £500 million allocated to share buybacks in 2024 announced on 29 February 2024. Haleon intends to cancel these ordinary shares and end its on-market share buyback programme launched on 1 August 2024.

Separate to the remaining capital allocated to buybacks in 2024, the off-market purchase includes approximately £115.4 million worth of ordinary shares that will be held as treasury shares for the purposes of satisfying Haleon's obligations under its existing employee share plans in 2025.

Further details will be provided following announcement by Pfizer of the results of the Proposed Offering.

Amanda Mellor
Company Secretary

Enquiries

Investors		Media
Sonya Ghobrial	+44 7392 784784	Zoë Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Gemma Thomas	+44 7985 175048
Emma White	+44 7823 523562
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

About Haleon

Haleon (LSE/NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans five major categories - Oral Health, Pain Relief, Respiratory Health, Digestive Health and Other, and Vitamins, Minerals and Supplements (VMS). Its long-standing brands - such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, parodontax and Centrum - are built on trusted science, innovation and deep human understanding.

For more information please visit www.haleon.com

Not for release, publication or distribution in the United States, Canada, Japan, Australia or any other state or jurisdiction in which such release, publication or distribution would be unlawful.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: September 30, 2024	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary